# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EVOMMUNE, INC., CIK 0002044725
CUSIP: 30054Y107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1841 Page Mill Road, Suite 100, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 02/12/2026
Amends the filing with accession number 0001346824-25-000063
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,494,638; sole dispositive power 0; shared dispositive power 3,494,638; aggregate amount beneficially owned 3,494,638 (9.7% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,494,638; sole dispositive power 0; shared dispositive power 3,494,638; aggregate amount beneficially owned 3,494,638 (9.7% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,494,638; sole dispositive power 0; shared dispositive power 3,494,638; aggregate amount beneficially owned 3,494,638 (9.7% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,710,293; sole dispositive power 0; shared dispositive power 2,710,293; aggregate amount beneficially owned 2,710,293 (7.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: EVOMMUNE, INC.
Address of issuer's principal executive offices: 1841 Page Mill Road, Suite 100, Palo Alto, California (CA), 94304
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 17, 2025 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"). RA Capital, Dr. Kolchinsky, Mr. Shah, and the Fund are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.

The Reporting Persons' ownership of the Issuer's securities includes (i) 2,710,293 shares of common stock held directly by the Fund and (ii) 784,345 shares of common stock held directly by RA Capital Nexus Fund III, L.P. (the "Nexus Fund III").

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund III GP, LLC is the general partner of the Nexus Fund III. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for each of the Fund and the Nexus Fund III and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund or the Nexus Fund III. Each of the Fund and the Nexus Fund III has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the shares of the Issuer's common stock reported herein. Because each of the Fund and the Nexus Fund III has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, each of the Fund and the Nexus Fund III disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund and the Nexus Fund III. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

February 2026 Securities Purchase Agreement

On February 12, 2026, the Issuer entered into a securities purchase agreement (the "February 2026 Securities Purchase Agreement") with certain institutional accredited investors (the "February 2026 PIPE Investors"), including the Fund, pursuant to which the Issuer agreed to issue and sell to the February 2026 PIPE Investors in a private placement (the "February 2026 Private Placement") an aggregate of 4,494,279 shares of common stock (the "Shares") at a price of $27.88 per share. The February 2026 Private Placement closed on February 17, 2026 (the "Closing Date"). The Fund purchased 35,868 shares of common stock in the February 2026 Private Placement, for total consideration of $999,999.84, which was funded by the working capital of the Fund.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 31,524,093 shares outstanding as of December 10, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on December 11, 2025 and (ii) 4,494,279 shares of common stock issued in the February 2026 Private Placement.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock subject to this 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

In connection with the February 2026 Private Placement, the Issuer also entered into a Registration Rights Agreement, dated February 12, 2026 (the "February 2026 Registration Rights Agreement"), with the February 2026 PIPE Investors. Pursuant to the terms of the February 2026 Registration Rights Agreement, the Issuer is obligated to prepare and file with the SEC a registration statement on Form S-1 (the "Registration Statement") to register for resale of the Shares within 60 days of the Closing Date and to use its reasonable best efforts to have the Registration Statement declared effective as soon as possible, but no later than 90 days after the initial filing date of the Registration Statement, subject to extension under the terms of the February 2026 Registration Rights Agreement. The Issuer also agreed to use reasonable best efforts to keep such registration statement effective until the earlier of the date the Shares covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction. The February 2026 Registration Rights Agreement includes customary provisions regarding payment of fees and expenses and indemnification.

The foregoing description of the February 2026 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Registration Rights Agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D filed with the SEC on November 17, 2025).

Exhibit 99.2 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 001-42938), filed with the SEC on February 13, 2026).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (02/17/2026)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (02/17/2026)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (02/17/2026)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (02/17/2026)